ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

March 23, 2007	Jeanie K. Jho (617) 951-7997 jeanie.jho@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Allianz RCM Global EcoTrendsSM Fund (the “Fund”)

(File Nos. 333-138388; 811-21975)

Ladies and Gentlemen:

On behalf of Allianz RCM Global EcoTrendsSM Fund (formerly PRCM Global EcoTrends Fund), a Massachusetts business trust (the “Fund”), we are today filing, pursuant to Rule 486(a) under the Securities Act of 1933, as amended, by electronic submission via EDGAR, Post-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2.

Please direct any questions you may have with respect to this filing to me at the number indicated above or to George B. Raine (at 617-951-7556) of this firm.

Best regards,

/s/ Jeanie K. Jho
Jeanie K. Jho

cc:	Thomas Fuccillo, Esq.

Wayne Miao, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.